Exhibit 21.1

 Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Orient Plus International Limited	British Virgin Islands
Hong Kong Bite Co., Ltd.	Hong Kong
Power Ebang Limited	British Virgin Islands
Hong Kong Ebang Technology Co., Ltd.	Hong Kong
Leader Forever Holdings Limited	British Virgin Islands
Hong Kong Ebang Information Co., Ltd.	Hong Kong
Hangzhou Ebang Hongfa Technology Co., Ltd.	PRC
Zhejiang Ebang Communication Technology Co., Ltd.	PRC
Wuhai Ebang Information Technology Co., Ltd.	PRC
Hangzhou Ebang Jusheng Technology Co., Ltd.	PRC
Hangzhou Ebang Hongling Technology Co., Ltd.	PRC
Hangzhou Dewang Information Technology Co., Ltd.	PRC
Zhejiang Ebang Information Technology Co., Ltd.	PRC
Yunnan Ebang Information Technology Co., Ltd.	PRC
Suzhou Yiquansheng Communication Technology Co., Ltd.	PRC